Exhibit (a)(1)(B)
RCN Stock Option Exchange Program RCN Stock Option Exchange Program Dear [[FIRST:REQUIRED,CONVERT_CASE(“FIRSTNAME”)]] [[LAST:REQUIRED, CONVERT_CASE(“LASTNAME”)]], We are pleased to offer you the opportunity to take part in the RCN Corporation Stock Option Exchange Program. Through this program, you will have the ability to exchange your existing RCN stock options for new RCN stock options. You have been identified as having received a stock option grant from at least one of the following years: 2005-2008. As a result, you are eligible for this option exchange program. RCN’s exchange program will let you exchange these options for new options that have the potential for greater value in today’s market. To participate or learn more about the program, click on www. rcnoptionexchange.com. Use your company e-mail address (as the user name), your date of birth, and the password provided under separate cover to log on to the site. You have until 11:59 PM Eastern time on August 12 to decide whether you would like to participate. Thank you for your contributions to the success of RCN. If you have any questions, please call a Fidelity Stock Plan Services Representative at 1-800-544-9354, between the hours of 5 PM Sunday and midnight Friday Eastern time, excluding holidays of the New York Stock Exchange. Sincerely,
Jessica Kaman VP & Treasurer RCN

RCN Stock Option Exchange Program RCN Corporation and Fidelity Investments are not affiliated. Stock plan recordkeeping and administrative services are provided by Fidelity Stock Plan Services, LLC. Fidelity Brokerage Services LLC, Member NYSE, SIPC, 300 Puritan Way, Marlborough, MA 01752 520119.2 C92795 01 EMAIL REF#[[SERVICE_REQUEST_ID:REQUIRED]]. © 2009 FMR LLC All rights reserved. PV 07/14/09 92795 p01 r03